FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 18, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 18, 2006 and incorporated by reference herein is the Registrant’s immediate report dated July 18, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: July 18, 2006

JM FAMILY ENTERPRISES SELECTS BLUEPHOENIX FOR MAJOR
MODERNIZATION PROJECT OF ITS VEHICLE DISTRIBUTION SYSTEM

$9.4 Billion Automotive Distribution, Finance, Insurance and Services Company Contracts for
Modernized IT System to Enable Dealers to Serve Customers with Greater Quality and Efficiency,
While Maximizing Profitability

CARY, N.C. and HERZLIA, Israel – July 18, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today that it has been selected by Southeast Toyota Distributors, LLC (SET), and its parent company, JM Family Enterprises, Inc. (JMFE), ranked by Forbes as the 17th largest privately held company in the United States, to modernize the company’s vehicle distribution system.

With over $9.4 billion in annual revenues, Deerfield Beach, Florida-based JM Family Enterprises’ principal businesses focus on vehicle distribution and processing, automotive finance and insurance products and services, and dealer technology products and services. SET is the largest franchised distributor of Toyotas and Scions in the world. In 2005, SET sold a record 362,005 vehicles, an increase of 13 percent over 2004. JMFE is widely recognized as an early adaptor of information technology to improve business effectiveness and efficiency, and in September 2005, it was ranked for the fourth time on the InformationWeek 500 listing of the nation’s leading information technology innovators.

“JMFE is excited to be working with leading IT modernization company BluePhoenix Solutions to migrate our pre-relational VSAM-based application to a relational DB2 database” said Jeff Hall, vice president, Project Management Office at JMFE and SET. “Based on our extensive and long-term experience, we are firm believers in using advanced information technology to drive profitability. With BluePhoenix sophisticated technologies and services for legacy database modernization, we expect to offer our huge network of dealers the best, most state-of-the-art vehicle distribution system available to support their sales process.”

The project involves global assessment, conversion and field expansion of 7,800, 3,500 and 1,800 programs respectively. Migration is being performed using the automated BluePhoenix™ DBMSMigrator and BluePhoenix™ FieldEnabler solutions along with BluePhoenix proven methodology and professional services.

“We are proud that a company widely known as a technology innovator has chosen us to modernize its legacy databases. This is a solid market testimonial to our state-of-the-art technology leadership,” said Arik Kilman, CEO of BluePhoenix Solutions. “This project follows several other successful migration assignments that we have completed or are currently executing for companies in the automotive sector. Our proven methodology and advanced automation tools help customers mitigate risk, minimize downtime, and preserve business logic while undertaking a database and application migration project such as this one for JMFE.”

BluePhoenix Solutions has extensive experience in automated global assessment, platform, database, and application migration, and remediation projects for a range of customers in the automotive market, including BMW, DaimlerChrysler, Ford Motor Company, and others.

About JM Family Enterprises, Inc.

JM Family Enterprises, Inc. (JMFE) (www.jmfamily.com) is a $9.4 billion diversified automotive company ranked by Forbes as the 17th largest privately held company in the U.S. The company is also ranked on the FORTUNE® 100 Best Companies to Work For list, its eighth consecutive year and No. 77 on the InformationWeek 500 listing of the nation’s leading information technology innovators. Principal businesses focus on vehicle distribution and processing; financial services; finance and insurance products; marketing and consulting; retail sales and dealer technology products and services. JMFE’s primary subsidiaries and divisions include: Southeast Toyota Distributors, LLC (SET), World Omni Financial Corp., JM&A Group, JM Service Center, JM Lexus and JMsolutions™. Headquartered in Deerfield Beach, Fla., JMFE has major operations in Jacksonville, Fla., Mobile, Ala., Commerce and Alpharetta, Ga., and St. Louis, Mo.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services for IT Understanding, Migration, Remediation and Redevelopment helps customers grow revenue, reduce costs, shorten time to market and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous diverse industries, such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, the Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international information technology company.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com
Marc Spoto
Public Relation Representative
JM Family Enterprises, Inc.
954-418-5127
Marc.spoto@jmfamily.com